Exhibit 3.2

CERTIFICATE OF AMENDMENT OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MENLO THERAPEUTICS INC.

It is hereby certified that:
1.    The name of the corporation (hereinafter called the “Corporation”) is Menlo Therapeutics Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 21, 2011. The Corporation was originally incorporated under the name of Tigercat Pharma, Inc.

2.    The Amended and Restated Certificate of Incorporation filed on July 12, 2017, is hereby amended by striking out paragraph A of Article IV in its entirety and by substituting in lieu of said paragraph the following paragraphs:
“A. Classes of Stock. This Corporation is authorized to issue two classes of stock tobe designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is 83,322,761 shares. 55,000,000 shares shall be Common Stock, each with a par value of $0.0001 per share and 28,322,761 shares shall be Preferred Stock, each with a par value of $0.001 per share.
Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) with the Secretary of State of the State of Delaware (the “Effective Time”), each 2.6975 shares of Common Stock issued and outstanding immediately prior to the Effective Time, shall, automatically and without any further action on the part of any stockholders of the Corporation, be reclassified as one share of Common Stock (the “Reverse Stock Split”).
Each stock certificate representing shares of Common Stock immediately prior to the Effective Time shall, from and after the Effective Time, represent that number of shares of Common Stock into which such shares shall have been reclassified pursuant to the Reverse Stock Split; provided, however, that each holder of any stock certificate(s) that represented shares of Common Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more certificates (or book entry shares) evidencing and representing the number of shares of Common Stock into which the shares represented by such certificate(s) shall have been reclassified pursuant to the Reverse Stock Split.
The par value of the shares of Common Stock and authorized number of shares of Common Stock shall not be adjusted in connection with the Reverse Stock Split. No fractional shares shall be issued for shares of Common Stock pursuant to the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay cash in an amount equal to the fair value of such fractional share (as determined in good faith by the Corporation’s Board of Directors).

All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock set forth in the Amended and Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

Exhibit 3.2

3.    The foregoing amendment of the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.
4.    This Certificate of Amendment of the Amended and Restated Certificate of Incorporation shall be effective at 5:00 P.M. Eastern Time on the date of its filing with the Secretary of State of the State of Delaware.

Executed at Menlo Park, California, on January 8, 2018.

/s/ Steven L. Basta
Steven L. Basta, President

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